UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

____________________________

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors, LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of This Statement)
____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207
1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,524,040 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,524,040 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,524,040 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IA
*	Percent of class is calculated based on 41,379,814 shares of Common Stock issued and outstanding as of November 25, 2015 as reported in the Issuer's Form 8-K filed on November 25, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207
1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,524,040 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,524,040 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,524,040 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 41,379,812 shares of Common Stock issued and outstanding as of November 25, 2015 as reported in the Issuer's Form 8-K filed on November 25, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207
1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,349,519 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,349,519 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,349,519 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 41,379,812 shares of Common Stock issued and outstanding as of November 25, 2015 as reported in the Issuer's Form 8-K filed on November 25, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 6 to Schedule 13D ("Amendment No. 5") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 6 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, and Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015 and Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Jacob Mercer, who was appointed to the Board pursuant to the Stockholders Agreement, ceased serving on the Board on June 3, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) See Items 11 and 13 of the cover pages to this Amendment No. 6 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of December 4, 2015. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 41,379,812 shares of Common Stock outstanding as of November 25, 2015 as reported in the Issuer's Form 8-K filed on November 25, 2015. The 345,135 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.
(b) See Items 7 through 10 of the cover pages to this Amendment No. 5 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of December 4, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 9.12.  All transactions were conducted on the open market.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.12	Schedule of Transactions in the Common Shares by the Reporting Persons

Exhibit No.	Description
99.13	List of Executive Officers and Board of Managers of Whitebox Advisors, LLC and certain information regarding such persons.

Exhibit No.	Description
99.14	List of the Board of Whitebox General Partners LLC and certain information regarding such persons.

Exhibit No.	Description
99.15	Joint Filing Agreement, dated December 8, 2015, among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 8, 2015
WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors, LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC Chief Operating Officer

EXHIBIT 99.12
SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Common stock by Whitebox Advisors, LLC on behalf of private funds  and other managed accounts for which Whitebox Advisors LLC or its subsidiaries acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares/ Units Acquired	Number of Shares/ Units Disposed	Price Per Share/Unit
10/30/2015	Common stock	N/A	96,600	$22.8580
11/2/2015	Common stock	N/A	17,000	$ 22.6915
11/3/2015	Common stock	N/A	20,000	$ 22.4991
11/30/2015	Common stock	N/A	148,200	$ 25.0340
12/1/2015	Common stock	N/A	50,000	$ 24.6761
12/2/2015	Common stock	N/A	5,871	$ 24.2091

Schedule of Transactions in Common stock by Whitebox General Partner LLC

Date of Transaction	Title of Class	Number of Shares/ Units Acquired	Number of Shares/ Units Disposed	Price Per Share/Unit
10/30/2015	Common stock	N/A	95,877	$22.8580
11/2/2015	Common stock	N/A	16,873	$22.6915
11/3/2015	Common stock	N/A	19,850	$22.4991
11/30/2015	Common stock	N/A	95,111	$25.0340
12/1/2015	Common stock	N/A	40,353	$24.6761
12/2/2015	Common stock	N/A	5,871	$24.2091

Schedule of Transactions in Common stock by Whitebox Multi-Strategy Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/ Units Acquired	Number of Shares/ Units Disposed	Price Per Share/Unit
10/30/2015	Common stock	N/A	36,877	$22.8580
11/2/2015	Common stock	N/A	6,490	$22.6915
11/3/2015	Common stock	N/A	7,635	$22.4991
12/1/2015	Common stock	N/A	8,246	$24.6761
12/2/2015	Common stock	N/A	2,099	$24.2091

EXHIBIT 99.13
EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS, LLC
The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.
Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors, LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value and Board member Whitebox Advisors, LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer and Board member Whitebox Advisors, LLC	USA
Michael McCormick	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors, LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors, LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors, LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event and Board member Whitebox Advisors, LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors, LLC	USA
Chris Hardy	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors, LLC	USA

EXHIBIT 99.14
BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC
The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.
Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors, LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value Whitebox Advisors, LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer Whitebox Advisors, LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event Whitebox Advisors, LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors, LLC	USA

EXHIBIT 99.15
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 6 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 6 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date: December 8, 2015

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC
Chief Operating Officer